July 3, 2019

Ted Angus
General Counsel
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Registration Statement on Form S-1
           Filed June 24, 2019
           File No. 333-232312

Dear Mr. Angus:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 24, 2019

Non-GAAP Financial Metrics, page 68

1. We note that you deduct asset-based and spread-based expenses to arrive at net revenue measures, and that you make related adjustments to calculate organic net revenue growth. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of
       Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures or revise your future filings to exclude these measures and adjustments.
 Ted Angus
AssetMark Financial Holdings, Inc.
July 3, 2019
Page 2
Audited Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017
Consolidated Statements of Income and Comprehensive Income, page F-5

2. We note your intention to effect a forward stock split in connection with the restructuring associated with this offering. As such, please revise your next amendment and your future filings to retroactively reflect earnings per share consistent with ASC 260-10-55.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameTed Angus                                   Sincerely,
Comapany NameAssetMark Financial Holdings, Inc.
                                                              Division of
Corporation Finance
July 3, 2019 Page 2                                           Office of
Financial Services
FirstName LastName